Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007

Earnings

Loss from Operations before Income Taxes and Minority Interest	$(264)	$(365)	$(777)	$(975)
Fixed Charges	479	460	1,422	1,390

Total Earnings	$215	$95	$645	$415

Fixed Charges
Interest Expense	$470	$452	$1,393	$1,362
Amortization of Debt Costs	8	7	24	23
Interest Element of Rentals	1	1	5	5

Total Fixed Charges	$479	$460	$1,422	$1,390

Ratio of Earnings to Fixed Charges (1)	-	-	-	-

(1) Earnings for the three months ended September 30, 2008 and 2007 were insufficient to cover fixed charges by $264 million and $365 million, respectively.
Earnings for the nine months ended September 30, 2008 and 2007 were insufficient to cover fixed charges by $777 million and $975 million, respectively.
As a result of such deficiencies, the ratios are not presented above.